Exhibit 1

Ellomay Capital Announces Execution of a Definitive Agreement in connection with the
Previously Announced 12MWp Photovoltaic Transaction in Italy

Tel-Aviv, Israel, April 4, 2013 – Ellomay Capital Ltd. (NYSE MKT: ELLO) (“Ellomay” or the “Company”) announced that it executed a definitive agreement (the "Definitive Agreement") in connection with the previously announced transaction to acquire two photovoltaic (solar) sites with fixed technology in the Veneto Region, Italy, with an aggregate capacity of 12MWp, which are connected to the Italian national grid under the August 2011 Feed-in-Tariff. The previously announced aggregate purchase price was updated to Euro 26.5 million, based on a September 30, 2012 cutoff date, and the final purchase price is expected to be reduced by at least Euro 1.8 million due to distributions from the cutoff date until the final closing date.

The transactions contemplated by the Definitive Agreement are expected to close at the end of the second quarter of 2013, subject to customary closing conditions. There can be no assurance that all of the conditions to closing will be satisfied by such date or thereafter.

About Ellomay Capital

Ellomay Capital is an Israeli public company whose shares are listed on the NYSE MKT, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim, and controlled by Mr. Nehama and Kanir Joint Investments (2005) Limited Partnership, which is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael.

Ellomay Capital’s assets include ten photovoltaic plants in Italy with an aggregate capacity of approximately 10.8 MWp, 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.3 MWp and 7.5% indirect holdings in Dorad (with an option to increase such holdings to 9.375%), Israel’s largest private power plant, which is currently under construction and is expected to have an aggregate capacity of approximately 800 MW (representing approximately 8% of Israel’s current electricity consumption).

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the Company’s forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in the regulatory provisions applicable to the photovoltaic sites and in the applicable Feed-in-Tariff, non-fulfillment of one or more of the conditions to closing set forth in the Definitive Agreement, changes in the actual output of the Veneto photovoltaic sites and the other photovoltaic sites owned by the Company and changes in the financial market that could affect the ability of the Company to obtain financing from financial institutions or from alternative sources. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com